Exhibit 18
The Men’s Wearhouse, Inc.
6380 Rogerdale Road
Houston, Texas 77072
Dear Sirs/Madams:
At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended October 30, 2010, of the facts relating to The Men’s Wearhouse, Inc.’s (the “Company”) change in the method of determining cost under the lower of cost or market inventory valuation method used for its K&G brand inventories from the retail inventory method to the average cost method.
We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.
We have not audited any consolidated financial statements of The Men’s Wearhouse, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to January 30, 2010. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of The Men’s Wearhouse, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to January 30, 2010.
Yours truly,
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
December 9, 2010